

March 13, 2014

Via E-Mail
Anthony Hayes
Chief Executive Officer
Spherix Incorporated
7927 Jones Branch Drive, Suite 3125
Tysons Corner, VA 22102

> **Re: Spherix Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 7, 2014**
> **File No. 000-05576**

Dear Mr. Hayes:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Proposal 1

Background, page 6

1.   Please revise your proxy statement to explain more clearly the potential consequences to the company if your shareholders do not approve proposals 1 and 2 relating to the issuance of securities and the potential change in control in connection with your December 2013 acquisition of patents from Rockstar. In particular, please address the following:

- You state here and on page 9 that if proposals 1 and 2 are not approved, "the Company will face serious consequences with respect to its interactions with Rockstar, and could fail to realize the benefit from the acquisitions, or any value from the Rockstar Patents." Please specify the "serious consequences" to which you refer, and explain more clearly how the failure to approve proposals 1 and 2 could result in your failing to realize any value from the acquired patents. Tell us whether the failure to approve proposals 1 and 2 would trigger any consequences under your agreements with Rockstar, for example, whether the patent acquisition would be unwound if shareholder approval of these proposals is not obtained.

- You further state that you "believe that the consequences of failure to approve Proposal 1 (and Proposal 2) or the failure of the Company in its business plans would have financial repercussions for Rockstar, and thereby jeopardize the Company's viability as a going concern." Please explain more clearly how the failure to obtain shareholder approval of these proposals could have financial repercussions for Rockstar, and how such repercussions for Rockstar could jeopardize your viability as a going concern.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via E-mail
        Harvey Kesner, Esq.
        Sichenzia Ross Friedman Ference LLP